# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intelligent Group Ltd, CIK 0001916416
CUSIP: G48047115
Title of class of securities: Class A ordinary shares, US$0.0002 par value per share
Address of issuer's principal executive offices: Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0002105450
Persons authorized to receive notices and communications: Huiwu Wang, Unit 221, 2/F, Mirror Tower, 61 Mody Rd, Tsim Sha Tsui East, Kowloon, Hong Kong (K3), 000000, 852 64369596

## Reporting persons
- Hong Kong Maysunshine Investment Management Co., Limited (CIK 0002105450): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 450,225; sole dispositive power 0; shared dispositive power 450,225; aggregate amount beneficially owned 450,225 (21.1% of the class)
  Comment: (1) Representing 375,225 Class A ordinary shares and 75,000 Class B ordinary shares directly held by VL Prime Capital Limited, a limited liability company incorporated in British Virgin Islands, which is owned by Spring Cow Capital Limited, a limited liability company incorporated in British Virgin Islands, as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively. Spring Cow Capital Limited is owned by Ms. Wai Lau as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively.
  
  (2) Calculated based on 2,137,498 ordinary shares, being the sum of 1,462,498 Class A ordinary shares and 675,000 Class B ordinary shares as a single class issued and outstanding as of April 29, 2026, according to the Issuer's report on Form 6-K filed with the Securities and Exchange Commission on April 30, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.
- New Bay Development (Intel) Holding Co., Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 600,000; shared voting power 0; sole dispositive power 600,000; shared dispositive power 0; aggregate amount beneficially owned 600,000 (28.1% of the class)
- New Bayarea Development Holding Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 600,000; shared voting power 0; sole dispositive power 600,000; shared dispositive power 0; aggregate amount beneficially owned 600,000 (28.1% of the class)
- XJ International Holdings Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 600,000; shared voting power 0; sole dispositive power 600,000; shared dispositive power 0; aggregate amount beneficially owned 600,000 (28.1% of the class)
- Hope Education Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 278,582; shared dispositive power 0; aggregate amount beneficially owned 278,582 (13% of the class)
- Maysunshine Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 278,582; aggregate amount beneficially owned 278,582 (13% of the class)
- Maysunshine Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 6,715; shared dispositive power 278,582; aggregate amount beneficially owned 285,297 (13.3% of the class)
- Cantrust Far East Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 6,715; shared dispositive power 278,582; aggregate amount beneficially owned 285,297 (13.3% of the class)
- Huiwu Wang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 1,050,225; sole dispositive power 12,329; shared dispositive power 728,807; aggregate amount beneficially owned 1,050,225 (49.1% of the class)
  Comment: (1) Representing (i) 375,225 Class A ordinary shares and 75,000 Class B ordinary shares directly held by VL Prime Capital Limited, a limited liability company incorporated in British Virgin Islands, which is owned by Spring Cow Capital Limited, a limited liability company incorporated in British Virgin Islands, as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively. Spring Cow Capital Limited is owned by Ms. Wai Lau as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively. Hong Kong Maysunshine Investment Management Co., Limited is wholly owned by Mr. Huiwu Wang, and (ii) 600,000 Class B ordinary shares directly held by New Bay Development (Intel) Holding Co., Limited. New Bay Development (Intel) Holding Co., Limited is wholly owned by New Bayarea Development Holding Co., Ltd, which is in turn wholly owned by XJ International. By virtue of Mr. Huiwu Wang's deemed interest in 4,205,588,794 ordinary shares of XJ International, representing approximately 48.49% of the issued share capital of XJ International, his positions as an executive director, chief executive officer and president of XJ International, and his ability to influence the management, policies and voting decisions of XJ International and its wholly-owned subsidiaries, Mr. Wang may be deemed to share voting power with respect to the 600,000 Class B ordinary shares of the Issuer held of record by New Bay Development (Intel) Holding Co., Limited.
  
  (2) Calculated based on 2,137,498 ordinary shares, being the sum of 1,462,498 Class A ordinary shares and 675,000 Class B ordinary shares as a single class issued and outstanding as of April 29, 2026, according to the Issuer's report on Form 6-K filed with the Securities and Exchange Commission on April 30, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.
- Tequ Group A Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 278,582; aggregate amount beneficially owned 278,582 (13% of the class)
- Tequ Group (Hong Kong) Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 3,165; shared dispositive power 278,582; aggregate amount beneficially owned 281,747 (13.2% of the class)
- Shanghai Yi Zeng Enterprise Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 3,165; shared dispositive power 278,582; aggregate amount beneficially owned 281,747 (13.2% of the class)
- Sichuan Tequ Investment Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 3,165; shared dispositive power 278,582; aggregate amount beneficially owned 281,747 (13.2% of the class)
- Chengdu West Hope Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 281,747; aggregate amount beneficially owned 281,747 (13.2% of the class)
- Sichuan Puhua Agricultural Technology Development Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 281,747; aggregate amount beneficially owned 281,747 (13.2% of the class)
- Qiang Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 281,747; aggregate amount beneficially owned 281,747 (13.2% of the class)
- Degen Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 281,747; aggregate amount beneficially owned 281,747 (13.2% of the class)
- Yuxin Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 281,747; aggregate amount beneficially owned 281,747 (13.2% of the class)
- Guiqin Zhao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 281,747; aggregate amount beneficially owned 281,747 (13.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, US$0.0002 par value per share
Name of issuer: Intelligent Group Ltd
Address of issuer's principal executive offices: Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong (K3), 000000
Comment:
This Amendment No. 1 (this "Amendment No.1") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 2, 2026 (as amended to date, the "Statement") and is filed on behalf of (i) Hong Kong Maysunshine Investment Management Co., Limited, (ii) New Bay Development (Intel) Holding Co., Limited, (iii) New Bayarea Development Holding Co., Ltd, (iv) XJ International Holdings Co., Ltd. ("XJ International"), (v) Hope Education Investment Limited ("Hope Education"), (vi) Maysunshine Limited, (vii) Maysunshine Holdings Limited, (viii) Cantrust Far East Limited, (ix) Mr. Huiwu Wang, (x) Tequ Group A Limited, (xi) Tequ Group (Hong Kong) Company Limited, (xii) Shanghai Yi Zeng Enterprise Management Co., Ltd., (xiii) Sichuan Tequ Investment Group Limited, (xiv) Chengdu West Hope Group Limited, (xv) Sichuan Puhua Agricultural Technology Development Limited, (xvi) Ms. Qiang Zhang, (xvii) Mr. Degen Wang, (xviii) Mr. Yuxin Chen, and (xix) Ms. Guiqin Zhao (collectively, the "Reporting Persons").

This Amendment No. 1 relates to the Class A ordinary shares of the Issuer. Capitalized terms used herein without definition in this Amendment No. 1 shall have the meaning set forth in the Statement. CUSIP number G48047115 has been assigned to the Class A ordinary shares, which are traded on the Nasdaq Stock Market under the symbol "INTJ."

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Statement is hereby amended and restated as follows:

This Amendment No. 1 is filed by (i) Hong Kong Maysunshine Investment Management Co., Limited, (ii) New Bay Development (Intel) Holding Co., Limited, (iii) New Bayarea Development Holding Co., Ltd, (iv) XJ International, (v) Hope Education, (vi) Maysunshine Limited, (vii) Maysunshine Holdings Limited, (viii) Cantrust Far East Limited, (ix) Mr. Huiwu Wang, (x) Tequ Group A Limited, (xi) Tequ Group (Hong Kong) Company Limited, (xii) Shanghai Yi Zeng Enterprise Management Co., Ltd., (xiii) Sichuan Tequ Investment Group Limited, (xiv) Chengdu West Hope Group Limited, (xv) Sichuan Puhua Agricultural Technology Development Limited, (xvi) Ms. Qiang Zhang, (xvii) Mr. Degen Wang, (xviii) Mr. Yuxin Chen, and (xix) Ms. Guiqin Zhao.
Residence or business address:
The principal business address of Hong Kong Maysunshine Investment Management Co., Limited is Unit 221, 2/F, Mirror Tower, 61 Mody Rd, Tsim Sha Tsui East, Kowloon, Hong Kong.

The principal business address of New Bay Development (Intel) Holding Co., Limited is Unit 221, 2/F., Mirror Tower, 61 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong.

The registered office of New Bayarea Development Holding Co., Ltd is Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.

The principal business address of XJ International is 5/F, Administrative Building, Sichuan TOP IT Vocational Institute, 2000 Xi Qu Avenue, Pidu District, Chengdu.

The registered office of Hope Education is the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

The registered office of Maysunshine Limited is Kingston Chambers PO Box 173 Road Town, Tortola British Virgin Islands.

The registered office of Maysunshine Holdings Limited is Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands.

The registered office of Cantrust Far East Limited is Luna Tower, Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands.

The principal business address of Mr. Huiwu Wang is Unit 221, 2/F, Mirror Tower, 61 Mody Rd, Tsim Sha Tsui East, Kowloon, Hong Kong.

The registered office of Tequ Group A Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

The principal business address of Tequ Group (Hong Kong) Company Limited is 40/F, Dah Sing Financial Centre, 248 Queen's Road East, Wanchai, Hong Kong.

The principal business address of Shanghai Yi Zeng Enterprise Management Co., Ltd. is 5th Floor, Building 7, No. 3601 Dongfang Road, Pudong New Area, Shanghai.

The principal business address of Sichuan Tequ Investment Group Limited is No. 22, Xiwangxi Road, Wujin Street, Xinjin District, Chengdu.

The principal business address of Chengdu West Hope Group Limited is Hope City, Xinjin District, Chengdu.

The principal business address of Sichuan Puhua Agricultural Technology Development Limited is No. 2-1-2, Jintai Apartment, No. 64, Section 3, East 1st Ring Road, Chenghua District, Chengdu.

The principal business address of Ms. Qiang Zhang is No. 1, 1F, Building 17, No. 1, Hebin Road, Jinjiang District, Chengdu.

The principal business address of Mr. Degen Wang is No. 1F, Building 17, 1 Hebin Road, Jinjiang District, Chengdu.

The principal business address of Mr. Yuxin Chen is No.3, 3F, No. 192 Wuyang Middle Road, Wujin Town, Xinjin County, Sichuan Province.

The principal business address of Ms. Guiqin Zhao is No.3, 14F, Unit 2, Building 124, No. 46, Section 4 Renmin Nan Road, Wuhou District, Chengdu.
Present principal occupation or employment:
The principal business of Hong Kong Maysunshine Investment Management Co., Limited is import and export trade.

The principal business of each of New Bay Development (Intel) Holding Co., Limited, New Bayarea Development Holding Co., Ltd, XJ International, Hope Education, Maysunshine Limited, and Maysunshine Holdings Limited is investment holding.

The principal business of Cantrust Far East Limited is providing trust services.

Mr. Huiwu Wang is a director of Hong Kong Maysunshine Investment Management Co., Limited, and an executive Director, the chief executive officer and the president of XJ International.

The principal business of each of Tequ Group A Limited and Tequ Group (Hong Kong) Company Limited is investment holding.

The principal business of Shanghai Yi Zeng Enterprise Management Co., Ltd. is enterprise management, marketing planning, business information consultation, conference services, and etiquette services.

The principal business of Sichuan Tequ Investment Group Limited is sales of feed, premixes, and feed additives.

The principal business of Chengdu West Hope Group Limited is project investment.

The principal business of Sichuan Puhua Agricultural Technology Development Limited is development and sales of protein feed and aquatic feed related products, manufacturing of livestock machinery, and agricultural technology research.

Each of Ms. Qiang Zhang, Mr. Degen Wang, Mr. Yuxin Chen and Ms. Guiqin Zhao is a private investor and a substantial shareholder of XJ International.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Hong Kong Maysunshine Investment Management Co., Limited is a private company incorporated in Hong Kong.

New Bay Development (Intel) Holding Co., Limited is a company incorporated in Hong Kong with limited liability.

New Bayarea Development Holding Co., Ltd is incorporated in the Cayman Islands.

XJ International is a company incorporated in the Cayman Islands with limited liability and is listed on the Stock Exchange of Hong Kong under stock code "01765".

Each of Hope Education, Maysunshine Limited, Maysunshine Holdings Limited and Cantrust Far East Limited is incorporated in the British Virgin Islands.

Mr. Huiwu Wang is a citizen of Hong Kong.

Tequ Group A Limited is incorporated in the British Virgin Islands.

Tequ Group (Hong Kong) Company Limited is incorporated in Hong Kong.

Each of Shanghai Yi Zeng Enterprise Management Co., Ltd., Sichuan Tequ Investment Group Limited, Chengdu West Hope Group Limited and Sichuan Puhua Agricultural Technology Development Limited is a PRC-incorporated limited company.

Each of Ms. Qiang Zhang, Mr. Degen Wang, Mr. Yuxin Chen and Ms. Guiqin Zhao is a citizen of PRC.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by inserting the following:

On April 29, 2026, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with New Bay Development (Intel) Holding Co., Limited, pursuant to which New Bay Development (Intel) Holding Co., Limited agreed to subscribe for and purchase from the Issuer, and the Issuer agreed to issue and sell to New Bay Development (Intel) Holding Co., Limited, an aggregate of 600,000 Class B ordinary shares of the Issuer, par value US$0.0002 per share, for a purchase price of US$12.5 per share and a total consideration of US$7,500,000 (the "Private Placement"). The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by, such document. The form of the Securities Purchase Agreement is attached hereto as exhibit 99.5 to this Amendment No. 1 and is incorporated herein by reference. The Private Placement was consummated upon satisfying all closing conditions. The source of these funds was the internal cash reserve of New Bay Development (Intel) Holding Co., Limited.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

This Amendment No. 1 is filed in connection with the Private Placement. The Reporting
Persons executed the Private Placement primarily for investment purpose and intend to review their investments on a continuing basis.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and restated as follows:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5.

The ownership information presented herein represents beneficial ownership of Class A ordinary shares of the Issuer as of April 29, 2026, based upon 2,137,498 ordinary shares, being the sum of 1,462,498 Class A ordinary shares and 675,000 Class B ordinary shares as a single class issued and outstanding as of April 29, 2026, according to the Issuer's report on Form 6-K filed with the Securities and Exchange Commission on April 30, 2026. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

The 600,000 Class B ordinary shares reported herein were directly owned by New Bay Development (Intel) Holding Co., Limited. New Bay Development (Intel) Holding Co., Limited is wholly owned by New Bayarea Development Holding Co., Ltd. New Bayarea Development Holding Co., Ltd is wholly owned by XJ International. Accordingly, each of New Bay Development (Intel) Holding Co., Limited, New Bayarea Development Holding Co., Ltd and XJ International is deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, to beneficially own the sole voting power and dispositive power with respect to the 600,000 Class B ordinary shares of the Issuer.

Hope Education directly holds 4,027,349,343 ordinary shares of XJ International, representing approximately 46.43% of the issued share capital of XJ International. Accordingly, Hope Education is deemed to have sole dispositive power with respect to 278,582 Class B ordinary shares of the Issuer, representing its proportionate indirect economic interest in such shares through its equity interest in XJ International; however, such equity interest does not confer upon Hope Education the power to direct the voting of any portion of the 600,000 Class B ordinary shares of the Issuer held of record by New Bay Development (Intel) Holding Co., Limited. Such number of shares has been rounded down to the nearest whole share.

Hope Education is owned as to 43.19% by Maysunshine Limited, 38.30% by Tequ Group A Limited and 18.51% by Tequ Group Limited. Thus, each of Maysunshine Limited and Tequ Group A Limited is deemed to be interested in the 4,027,349,343 ordinary shares of XJ International held of record by Hope Education. Accordingly, each of Maysunshine Limited and Tequ Group A Limited is deemed to share dispositive power with respect to 278,582 Class B ordinary shares of the Issuer, representing Hope Education's proportionate indirect economic interest in such shares through its equity interest in XJ International; however, such equity interests do not confer upon Maysunshine Limited or Tequ Group A Limited the power to direct the voting of any portion of the 600,000 Class B ordinary shares of the Issuer held of record by New Bay Development (Intel) Holding Co., Limited. Such number of shares has been rounded down to the nearest whole share.

Maysunshine Limited is owned as to 94.946% by Maysunshine Holdings Limited, which is in turn 100% beneficially held by the family trust of Mr. Huiwu Wang (Cantrust Far East Limited as trustee of the trust). Mr. Huiwu Wang holds 100% interest in Maysunshine Trust Limited (Cantrust Far East Limited as trustee). Thus, each of Maysunshine Holdings Limited, Cantrust Far East Limited and Mr. Huiwu Wang is deemed to be interested in the 4,027,349,343 ordinary shares of XJ International held of record by Hope Education. In addition, Maysunshine Holdings Limited directly holds 97,076,865 ordinary shares of XJ International, representing approximately 1.12% of the issued share capital of XJ International, and Mr. Huiwu Wang directly holds 81,162,586 ordinary shares of XJ International, representing approximately 0.94% of the issued share capital of XJ International. Accordingly, (i) each of Maysunshine Holdings Limited, Cantrust Far East Limited and Mr. Huiwu Wang is deemed to share dispositive power with respect to 278,582 Class B ordinary shares of the Issuer, representing Hope Education's proportionate indirect economic interest in such shares through its equity interest in XJ International, (ii) Maysunshine Holdings Limited and Cantrust Far East Limited are deemed to have sole dispositive power with respect to 6,715 Class B ordinary shares of the Issuer, representing Maysunshine Holdings Limited's proportionate indirect economic interest in such shares through its direct equity interest in XJ International, and (iii) Mr. Huiwu Wang is deemed to have sole dispositive power with respect to 12,329 Class B ordinary shares of the Issuer, representing his proportionate indirect economic interest in such shares through his direct and indirect equity interests in XJ International. However, such equity interests do not confer upon Maysunshine Holdings Limited, Cantrust Far East Limited or Mr. Huiwu Wang the power to direct the voting of any portion of the 600,000 Class B ordinary shares of the Issuer held of record by New Bay Development (Intel) Holding Co., Limited. Such numbers of shares have been rounded down to the nearest whole share.

Tequ Group A Limited is a wholly-owned subsidiary of Tequ Group (Hong Kong) Company Limited. Tequ Group (Hong Kong) Company Limited is wholly owned by Shanghai Yi Zeng Enterprise Management Co., Ltd. Shanghai Yi Zeng Enterprise Management Co., Ltd. is wholly owned by Sichuan Tequ Investment Group Limited, which is in turn owned as to 33% by Chengdu West Hope Group Limited, 40.09% by Sichuan Puhua Agricultural Technology Development Limited and 26.91% by Sichuan Dekang Holdings Group Co., Ltd. Chengdu West Hope Group Limited is owned as to 60% by Mr. Yuxin Chen and 40% by Ms. Guiqin Zhao. Mr. Yuxin Chen and Ms. Guiqin Zhao are spouses. Sichuan Puhua Agricultural Technology Development Limited is owned as to 52.20% by Ms. Qiang Zhang. Mr. Degen Wang and Ms. Qiang Zhang are spouses. Thus, each of Tequ Group (Hong Kong) Company Limited, Shanghai Yi Zeng Enterprise Management Co., Ltd., Sichuan Tequ Investment Group Limited, Chengdu West Hope Group Limited, Sichuan Puhua Agricultural Technology Development Limited, Ms. Qiang Zhang, Mr. Degen Wang, Mr. Yuxin Chen and Ms. Guiqin Zhao is deemed to be interested in the 4,027,349,343 ordinary shares of XJ International held of record by Hope Education. In addition, Tequ Group (Hong Kong) Company Limited directly holds 45,762,927 ordinary shares of XJ International, representing approximately 0.53% of the issued share capital of XJ International. Accordingly, (i) each of Tequ Group (Hong Kong) Company Limited, Shanghai Yi Zeng Enterprise Management Co., Ltd., Sichuan Tequ Investment Group Limited, Chengdu West Hope Group Limited, Sichuan Puhua Agricultural Technology Development Limited, Ms. Qiang Zhang, Mr. Degen Wang, Mr. Yuxin Chen and Ms. Guiqin Zhao is deemed to share dispositive power with respect to 278,582 Class B ordinary shares of the Issuer, representing Hope Education's proportionate indirect economic interest in such shares through its equity interest in XJ International, and (ii) each of Tequ Group (Hong Kong) Company Limited, Shanghai Yi Zeng Enterprise Management Co., Ltd., and Sichuan Tequ Investment Group Limited is deemed to have sole dispositive power, and each of Chengdu West Hope Group Limited, Sichuan Puhua Agricultural Technology Development Limited, Ms. Qiang Zhang, Mr. Degen Wang, Mr. Yuxin Chen and Ms. Guiqin Zhao is deemed to share dispositive power, with respect to 3,165 Class B ordinary shares of the Issuer, representing Tequ Group (Hong Kong) Company Limited's proportionate indirect economic interest in such shares through its direct equity interest in XJ International. However, such equity interests do not confer upon Tequ Group (Hong Kong) Company Limited, Shanghai Yi Zeng Enterprise Management Co., Ltd., Sichuan Tequ Investment Group Limited, Chengdu West Hope Group Limited, Sichuan Puhua Agricultural Technology Development Limited, Ms. Qiang Zhang, Mr. Degen Wang, Mr. Yuxin Chen or Ms. Guiqin Zhao the power to direct the voting of any portion of the 600,000 Class B ordinary shares of the Issuer held of record by New Bay Development (Intel) Holding Co., Limited. Such numbers of shares have been rounded down to the nearest whole share.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in the Class A ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares of the Issuer held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit 99.4 - Joint Filing Agreement.

Exhibit 99.5 - Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's report on Form 6-K (File No. 001-41974) filed with the SEC on April 30, 2026).

## Signatures
- Hong Kong Maysunshine Investment Management Co., Limited: /s/ Huiwu Wang, Huiwu Wang/Director (05/22/2026)
- New Bay Development (Intel) Holding Co., Limited: /s/ Qian Zhang, Qian Zhang/Director (05/22/2026)
- New Bayarea Development Holding Co., Ltd: /s/ Qian Zhang, Qian Zhang/Director (05/22/2026)
- XJ International Holdings Co., Ltd.: /s/ Bing Zhang, Bing Zhang/Chairman and executive Director (05/22/2026)
- Hope Education Investment Limited: /s/ Huiwu Wang, Huiwu Wang/Director (05/22/2026)
- Hope Education Investment Limited: /s/ Bing Zhang, Bing Zhang/Director (05/22/2026)
- Maysunshine Limited: /s/ Huiwu Wang, Huiwu Wang/Director (05/22/2026)
- Maysunshine Holdings Limited: /s/ Lau Lai Sze, Lau Lai Sze/Director (05/22/2026)
- Cantrust Far East Limited: /s/ Lau Lai Sze, Lau Lai Sze/Director (05/22/2026)
- Huiwu Wang: /s/ Huiwu Wang, Huiwu Wang (05/22/2026)
- Tequ Group A Limited: /s/ Bing Zhang, Bing Zhang/Director (05/22/2026)
- Tequ Group (Hong Kong) Company Limited: /s/ Bing Zhang, Bing Zhang/Director (05/22/2026)
- Shanghai Yi Zeng Enterprise Management Co., Ltd.: /s/ Bing Zhang, Bing Zhang/Director (05/22/2026)
- Sichuan Tequ Investment Group Limited: /s/ Bing Zhang, Bing Zhang/Director (05/22/2026)
- Chengdu West Hope Group Limited: /s/ Bing Zhang, Bing Zhang/Director (05/22/2026)
- Sichuan Puhua Agricultural Technology Development Limited: /s/ Bing Zhang, Bing Zhang/Director (05/22/2026)
- Qiang Zhang: /s/ Qiang Zhang, Qiang Zhang (05/22/2026)
- Degen Wang: /s/ Degen Wang, Degen Wang (05/22/2026)
- Yuxin Chen: /s/ Yuxin Chen, Yuxin Chen (05/22/2026)
- Guiqin Zhao: /s/ Guiqin Zhao, Guiqin Zhao (05/22/2026)